Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	2017	2016	2015	2014	2013
	(in thousands)
Earnings:
Net (loss) Income	(26,003)	17,306	(45,010)	(419,113)	(201,107)
Add: fixed charges	—	—	—	—	—
Earnings as defined	(26,003)	17,306	(45,010)	(419,113)	(201,107)
Fixed Charges - Interest Expense	—	86	—	—	—
Ratio of earnings to fixed charges	—	0.5%	—	—	—